					EXHIBIT 12
AT&T INC.
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
Dollars in Millions

	Year Ended December 31,

	2017	2016	2015	2014	2013
Earnings:
Income from continuing operations before income taxes	$15,139	$19,812	$20,692	$10,355	$28,050
Equity in net (income) loss of affiliates included above	128	(98)	(79)	(175)	(642)
Fixed charges	8,854	7,296	6,592	5,295	5,452
Distributed income of equity affiliates	46	61	30	148	318
Interest capitalized	(903)	(892)	(797)	(234)	(284)

Earnings, as adjusted	$23,264	$26,179	$26,438	$15,389	$32,894

Fixed Charges:
Interest expense	$6,300	$4,910	$4,120	$3,613	$3,940
Interest capitalized	903	892	797	234	284
Portion of rental expense representative of interest factor	1,651	1,494	1,675	1,448	1,228

Fixed Charges	$8,854	$7,296	$6,592	$5,295	$5,452

Ratio of Earnings to Fixed Charges	2.63	3.59	4.01	2.91	6.03